Exhibit 99.1 - Satellogic’s Unaudited Condensed Consolidated Financial Statements

SATELLOGIC INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

	Six Months Ended June 30,
	2023	2022
Revenue	$3,184	$2,388
Costs and expenses
Cost of sales, exclusive of depreciation shown separately below	2,113	1,329
General and administrative expenses	9,867	24,609
Research and development	5,827	5,716
Depreciation expense	8,610	6,485
Other operating expenses	13,078	13,736
Total costs and expenses	39,495	51,875
Operating loss	(36,311)	(49,487)
Other income (expense), net
Finance income (expense), net	1,082	(1,606)
Change in fair value of financial instruments	5,580	44,596
Other income, net	1,922	519
Total other income (expense), net	8,584	43,509
Loss before income tax	(27,727)	(5,978)
Income tax expense	(2,124)	(2,143)
Net loss available to common stockholders	$(29,851)	$(8,121)

Other comprehensive loss
Foreign currency translation gain (loss), net of tax	76	(322)
Comprehensive loss	$(29,775)	$(8,443)

Basic net loss per share for the period attributable to common stockholders	$(0.33)	$(0.13)
Basic weighted-average common shares outstanding	89,326,172	62,094,383
Diluted net loss per share for the period attributable to common stockholders	$(0.33)	$(0.42)
Diluted weighted-average common shares outstanding	89,326,172	63,505,040
The accompanying notes are an integral part of the Unaudited Condensed Consolidated Financial Statements.

SATELLOGIC INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars except share and per share amounts)
(Unaudited)

	June 30, 2023	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents	$41,978	$76,528
Restricted cash	—	126
Accounts receivable, net of allowance of $3,300 and $3,237, respectively	1,768	1,388
Prepaid expenses and other current assets	4,038	3,198
Total current assets	47,784	81,240
Property and equipment, net	45,763	47,981
Operating lease right-of-use assets	9,910	8,171
Other non-current assets	5,438	6,463
Total assets	$108,895	$143,855
LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$4,611	$9,850
Warrant liabilities	3,604	8,335
Earnout liabilities	504	1,353
Operating lease liabilities	1,985	2,176
Contract liabilities	2,300	1,941
Accrued expenses and other liabilities	6,766	6,417
Total current liabilities	19,770	30,072
Operating lease liabilities	8,366	6,063
Contract liabilities	1,000	1,000
Other non-current liabilities	514	522
Total liabilities	29,650	37,657
Commitments and contingencies (Note 17)
Stockholders' equity
Preferred stock, $0.0001 par value	—	—
Common stock, $0.0001 par value, unlimited shares authorized; 76,078,888 Class A shares issued and outstanding; and 13,582,642 Class B shares issued and outstanding as of June 30, 2023 and 75,612,795 Class A shares issued and outstanding and 13,582,642 Class B shares issued and outstanding as of December 31, 2022	—	—
Treasury stock, at cost: 516,123 shares at June 30, 2023, and 516,123 shares at December 31, 2022	(8,603)	(8,603)
Additional paid-in capital	340,750	337,928
Accumulated other comprehensive loss	(236)	(312)
Accumulated deficit	(252,666)	(222,815)
Total stockholders’ equity	79,245	106,198
Total liabilities, redeemable preferred stock and stockholders’ equity	$108,895	$143,855
The accompanying notes are an integral part of the Unaudited Condensed Consolidated Financial Statements.

SATELLOGIC INC.
CONDENSED CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY
(in thousands of U.S. dollars, except share information)
(Unaudited)

	Shares
	Preferred Stock	Common Stock	Additional paid-in capital	Treasury stock	Accumulated other comprehensive loss	Accumulated deficit	Total stockholders’ equity
Balance as of December 31, 2022	—	89,195,437	$337,928	$(8,603)	$(312)	$(222,815)	$106,198
Net loss	—	—	—	—	—	(29,851)	(29,851)
Other comprehensive loss	—	—	—	—	76	—	76
Exercise of stock options	—	105,681	200	—	—	—	200
Withholding tax on stock-based compensation	—	—	(219)	—	—	—	(219)
Stock-based compensation	—	360,412	2,841	—	—	—	2,841
Balance as of June 30, 2023	—	89,661,530	$340,750	$(8,603)	$(236)	$(252,666)	$79,245
The accompanying notes are an integral part of the Unaudited Condensed Consolidated Financial Statements.

SATELLOGIC INC.
CONDENSED CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY
(in thousands of U.S. dollars, except share information)
(Unaudited)

	Redeemable Series X Preferred Stock		Shares
	Shares	Amount	Preferred Stock	Common Stock	Additional paid-in capital	Treasury Stock	Accumulated other comprehensive loss	Accumulated deficit	Total stockholders’ equity
Balance as of December 31, 2021	2,033,230	$21,306	4,611,985	17,382,854	$96,471	$(170,949)	$(86)	$(186,174)	$(260,738)
Hannover Holdings Transaction (Note 11)	—	—	(149,817)	(51,700)	—	(5,853)	—	—	(5,853)
Merger transaction and Reverse Recapitalization	—	—	(4,462,168)	22,630,545	(165,804)	170,949	—	—	5,145
Issuance of Class A ordinary shares upon conversion of Convertible Notes	—	—	—	17,980,954	64,051	—	—	—	64,051
Redeemable Series X preferred stock accrued dividends	—	97	—	—	—	—	—	—	—
Conversion of redeemable Series X preferred stock and accrued dividends in connection with the Reverse Recapitalization	(2,033,230)	(21,403)	—	2,140,340	21,403	—	—	—	21,403
Reclassification of Columbia Warrant to equity	—	—	—	—	124,805	—	—	—	124,805
Repayment of Columbia Loan	—	—	—	—	(3,418)	—	—	—	(3,418)
Reclassification of Forfeiture Earnout Liability to equity	—	—	—	—	1,005	—	—	—	1,005
Issuance of Class A ordinary shares upon conversion of Cantor Loan	—	—	—	788,021	7,880	—	—	—	7,880
Issuance of Class A ordinary shares in connection with Forward Purchase Agreement	—	—	—	1,250,000	10,000	—	—	—	10,000
Issuance of Class A ordinary shares in connection with PIPE, net	—	—	—	6,108,332	47,430	—	—	—	47,430
Issuance of Class A ordinary shares in connection with Liberty Subscription Agreement, net	—	—	—	20,619,835	121,182	—	—	—	121,182
Repurchase of shares	—	—	—	(516,123)	—	(2,750)	—	—	(2,750)
Issuance of ordinary shares upon exercise of Public Warrants	—	—	—	613,111	5,628	—	—	—	5,628
Net loss	—	—	—	—	—	—	—	(8,121)	(8,121)
Other comprehensive loss	—	—	—	—	—	—	(322)	—	(322)
Issuance of additional shares related to Cantor Loan Earnout	—	—	—	26,050	167	—	—	—	167
Exercise of stock options	—	—	—	21,927	21	—	—	—	21
Stock-based compensation	—	—	—	—	4,485	—	—	—	4,485
Balance as of June 30, 2022	—	—	—	88,994,146	$335,306	$(8,603)	$(408)	$(194,295)	$132,000
The accompanying notes are an integral part of the Unaudited Condensed Consolidated Financial Statements.

SATELLOGIC INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)
(Unaudited)

	Six Months Ended June 30,
	2023	2022
Cash flows from operating activities:
Net loss	$(29,851)	$(8,121)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	8,610	6,485
Operating lease expense	1,405	857
Deferred tax expense	—	2,143
Stock-based compensation	2,841	4,485
Interest expense	—	1,685
Change in fair value of financial instruments	(5,580)	(44,596)
Expenses related to Merger	—	10,937
Foreign exchange differences	(2,909)	(2,363)
Loss on disposal of property and equipment	376	440
Bad debt expense	63	1,456
Loss on equity-method investment	43	—
Changes in operating assets and liabilities:
Accounts receivable	(303)	(1,647)
Prepaid expenses and other current assets	168	(4,367)
Accounts payable	(2,221)	280
Contract liabilities	359	1,719
Accrued expenses and other liabilities	1,691	(3,050)
Operating lease liabilities	(1,005)	(830)
Net cash used in operating activities	(26,313)	(34,487)
Cash flows from investing activities:
Acquisitions of property and equipment	(9,928)	(15,735)
Other	—	53
Net cash used in investing activities	(9,928)	(15,682)
Cash flows from financing activities:
Repurchase of stock	—	(8,603)
Tax withholding payments for vested equity-based compensation awards	(219)	—
Proceeds from exercise of Public Warrants	—	5,292
Proceeds from sale of common stock	—	167,504
Proceeds from exercise of stock options	200	21
Net cash (used in) provided by financing activities	(19)	164,214
Net (decrease) increase in cash, cash equivalents and restricted cash	(36,260)	114,045
Effect of foreign exchange rate changes	1,594	1,722
Cash, cash equivalents and restricted cash - beginning of period	77,792	8,533
Cash, cash equivalents and restricted cash - end of period	$43,126	$124,300
The accompanying notes are an integral part of the Unaudited Condensed Consolidated Financial Statements.

SATELLOGIC INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except per share data, unless otherwise stated)
(Unaudited)
1. Nature of the Business and Basis of Presentation
Nature of the Business
On January 25, 2022 (the “Closing Date”), Satellogic Inc. (“Satellogic” or the “Company”), a business company incorporated in the British Virgin Islands (“BVI”), as a company limited by shares, consummated the transactions contemplated by the Agreement and Plan of Merger dated as of July 5, 2021 (the “Merger Agreement”), by and among the Company, CF Acquisition Corp. V, a Delaware corporation (“CF V” and now known as “Satellogic V Inc.”), Ganymede Merger Sub 1 Inc., a BVI business company incorporated in the BVI as a company limited by shares and a direct wholly owned subsidiary of the Company, Ganymede Merger Sub 2 Inc., a Delaware corporation wholly owned subsidiary of the Company, and Nettar.
Nettar was, prior to the transaction, the holding company of the Satellogic group and was incorporated on October 7, 2014 under the laws of the BVI as a company limited by shares. The registered office of Satellogic is located at Kingston Chambers BOX 173 C/O Maples Corporate Services BVI LTD Road Town, Tortola D8 VG1110.
References to “Nettar” contained herein refer to Nettar Group Inc. prior to the mergers, and references to “the Company,” “we,” “our,” “us” or “Satellogic” refer to Satellogic Inc. prior to the mergers and to the combined company following the mergers.
Through our subsidiaries, we invest in the software, hardware, and optics of the aerospace industry focusing on satellite and image analytics technologies. Our strategy is to build a planetary scale analytics platform based on a proprietary satellite constellation with the capability to generate insights from images and information, with focus on multi-temporal analysis and high frequency of revisits. We also intend to leverage our ability to quickly build and launch high quality, sub-meter satellites at a low cost by selling satellites to certain key customers.
Basis of Presentation
The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). The Company conducts business through one operating segment.
The accompanying Condensed Consolidated Financial Statements include our accounts and those of our wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. The Condensed Consolidated Financial Statements are presented in United States dollars (hereinafter “U.S. dollars” or “$”).
The accompanying Condensed Consolidated Financial Statements are unaudited and reflect all adjustments of a normal, recurring nature that are, in the opinion of management, necessary for a fair presentation of the interim period financial statements. The results of operations for these interim periods are not necessarily indicative of the results of operations to be expected for any future period or the full fiscal year. Certain prior year amounts have been reclassified to conform to the current year presentation.
Emerging Growth Company

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (“the Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). The JOBS Act exempts emerging growth companies from being required to comply with new or revised financial

SATELLOGIC INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except per share data, unless otherwise stated)
(Unaudited)
accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934, as amended) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging grown company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised that has different application dates for public or private companies, we can adopt the new or revised standard at the time required for private companies to adopt such standard. The foregoing may make comparison of our financial statements with those of another public company difficult or impossible if such other public company is (i) not an emerging growth company or (ii) is an emerging growth company that has opted out of using the extended transition period, due to the potential differences in accounting standards used.

Going Concern and Liquidity

The accompanying unaudited condensed consolidated financial statements have been prepared assuming we will continue as a going concern. The going concern basis of presentation assumes that we will continue in operation one year after the date these unaudited condensed consolidated financial statements are issued, and we will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

Pursuant to the requirements of ASC Topic 205-40, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, management must evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year from the date these unaudited condensed consolidated interim financial statements are issued. This evaluation does not take into consideration the potential mitigating effect of management’s plans that have not been fully implemented or are not within control of the Company as of the date the unaudited condensed consolidated interim financial statements are issued. When substantial doubt exists, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company’s ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both (1) it is probable that the plans will be effectively implemented within one year after the date that the unaudited condensed consolidated interim financial statements are issued, and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the unaudited condensed consolidated interim financial statements are issued.

We have evaluated whether there are any conditions and events, considered in the aggregate, that raise substantial doubt about our ability to continue as a going concern over the next twelve months through September 2024. Since inception, we have incurred significant operating losses and have an accumulated deficit of $252.7 million, with net cash used in operating activities of $26.3 million for the six months ended June 30, 2023. As of June 30, 2023, our existing sources of liquidity included cash and cash equivalents of $42.0 million. We believe that this current level of cash and cash equivalents are not sufficient to fund operations and capital expenditures to reach larger scale revenue generation from our product offerings.
In order for us to proceed and reach larger scale revenue generation, we will need to raise additional funds through the issuance of additional equity, debt or both. Until such time that we can generate revenue sufficient to achieve profitability, we expect to finance our operations through equity or debt financings, which may not be available to us on the timing needed or on terms that we deem to be favorable. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our stockholders may be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of common stockholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as

SATELLOGIC INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except per share data, unless otherwise stated)
(Unaudited)
incurring additional debt, making acquisitions or capital expenditures or declaring dividends. If we are unable to obtain sufficient financial resources, our business, financial condition and results of operations will be materially and adversely affected. There can be no assurance that we will be able to obtain the needed financing on acceptable terms or at all. In an effort to alleviate these conditions, we continue to seek and evaluate opportunities to raise additional capital through the issuance of equity or debt securities.

As a result of these uncertainties, and notwithstanding our plans and efforts to date, there is substantial doubt about our ability to continue as a going concern for one year from the date of when these condensed consolidated interim financial statements are issued. If we are unable to raise additional capital as and when needed, or upon acceptable terms, such failure would have a significant negative impact on our financial condition. As such, these conditions raise substantial doubt about the Company’s ability to continue as a going concern.

2. Summary of Significant Accounting Policies
Use of Estimates
The preparation of the Condensed Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Significant estimates and assumptions reflected in these Condensed Consolidated Financial Statements include, but are not limited to, revenue recognition; determination of useful lives of property and equipment; valuation of warrant liabilities, earnout liabilities, stock options; and determination of income tax. We evaluate our estimates and assumptions on an ongoing basis. Actual results could differ from those estimates and such differences may be material to the Condensed Consolidated Financial Statements.
Revenue Recognition
We recognize revenue in accordance with Topic 606, Revenue from contracts with customers. Revenue is recognized when a customer obtains control of promised goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that we expect to receive in exchange for goods or services provided under such contracts. We apply the following five-step model in order to determine this amount: (i) identification of the promised goods in the contract; (ii) determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) we satisfy each performance obligation.
Our main revenue stream is from services. We recognize as revenues, the amount of the transaction price that is allocated to the respective performance obligation when or as the performance obligation is satisfied. Revenue is recognized ratably over the subscription period or at the point in time upon delivery. Our satellite imagery can be delivered to customers in two ways: either by providing access via our platform or via electronic delivery.

The nature of our contracts does not currently give rise to variable consideration related to returns or refunds as those are not offered.

SATELLOGIC INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except per share data, unless otherwise stated)
(Unaudited)
We evaluate contracts with a minimum purchase commitment to determine whether we expect to be entitled to a breakage amount. We consider the requirements on constraining estimates variable consideration. The following factors are evaluated when assessing the increased likelihood of a significant revenue reversal: (i) the amount of consideration is highly susceptible to factors outside our influence or control (e.g., volatility in a market, judgment of action of third parties, weather conditions), (ii) uncertainty about the amount of consideration is not expected to be resolved for a long period of time, (iii) our experience with similar types of contracts is limited, or that experience has limited predictive value, (iv) we have a practice of either offering a broad range of price concessions or changing the payment terms and conditions of similar contracts in similar circumstances, and (v) the contract has a large number and broad range of possible consideration amounts.

We exclude amounts collected on behalf of third parties, such as sales taxes, when determining transaction price.

Contract liabilities consist of payments received from customers, or such consideration that is contractually due, in advance of providing the product or performing services.

We generally do not enter into long-term financing arrangements or payment plans with customers. Although our business practice is not to enter into contracts with non-cash consideration, at times this may occur. In these instances, we determine the fair value of the non-cash consideration at contract inception and includes this value as part of the total arrangement consideration. In instances where we cannot reasonably estimate the fair value of the non-cash consideration, we will measure the consideration indirectly by reference to its stand-alone selling price of the goods promised to the customer in exchange for consideration.
Fair Value Measurement
Certain assets and liabilities are carried at fair value in accordance with U.S. GAAP.
Valuation techniques used to measure fair value requires us to utilize observable and unobservable inputs. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Financial instruments carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:
•Level 1: Quoted prices in active markets for identical assets or liabilities.
•Level 2: Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.
•Level 3: Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.
Assets and liabilities recognized at fair value on a recurring basis in the Condensed Consolidated Financial Statements are re-assessed at the end of each reporting period to determine whether any transfers have occurred between levels in the hierarchy.
For fair value disclosures, classes of assets and liabilities are based on the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy.

SATELLOGIC INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except per share data, unless otherwise stated)
(Unaudited)
Credit risk management
Credit risk is the risk that a counterparty fails to discharge an obligation to us. We are exposed to credit risk from financial assets including cash, cash equivalents and restricted cash held at banks, trade and other receivables.

The credit risk is managed based on our credit risk management policies and procedures. Credit risk of any entity doing business with us is systematically analyzed, including aspects of a qualitative nature. The measurement and assessment of our total exposure to credit risk covers all financial instruments involving any counterparty risk.
The credit risk in respect of cash balances held with banks and deposits with banks are managed via diversification of bank deposits and are only with major reputable financial institutions.
As our risk exposure is mainly influenced by the individual characteristics of each customer, we continuously analyze the creditworthiness of significant debtors. Accounts receivable are non-interest bearing and generally on terms of 30 to 90 days. As of June 30, 2023 two customers, accounted for 84% of accounts receivable, net of allowance. As of December 31, 2022, one customer accounted for 72% of our accounts receivable net of allowance.
Two customers each accounted for more than 10% of our revenue totaling $2.6 million for the six months ended June 30, 2023 and $2.0 million for the six months ended June 30, 2022.

The Company contracts with certain third-party service providers to launch satellites and others for cloud-based computing infrastructure. Service providers who provide these services are limited. The inability of launch service providers and cloud based computing providers to perform under their contracts with the Company could materially impact future operating results.

Impairment of Assets

We assess potential impairments to long-lived assets whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. An impairment is considered to exist if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the assets or asset group. We performed an impairment test as of June 30, 2023 due to our net loss for the period and concluded that the asset group is not impaired.

Estimates of future cash flows are highly subjective judgments based on management’s experience and knowledge of the Company's operations. These estimates can be significantly impacted by many factors, including changes in global economic conditions, operating costs, obsolescence of technology and competition.

If estimates or underlying assumptions change in the future, we may be required to record impairment charges. If the fair value of an asset group is less than its carrying amount, then the carrying amount of the asset group would be reduced to its fair value. That reduction is an impairment loss that would be recognized in the Condensed Consolidated Statements of Operations and Comprehensive Loss.

Equity Method Investments

We account for equity investments in which we have significant influence, but not a controlling financial interest, using the equity method of accounting. Under the equity method of accounting, investments are initially recorded at cost, less impairment, and subsequently adjusted to recognize our share of earnings or losses as a component of Other income (expense), net in the Condensed Consolidated Statements of Operations

SATELLOGIC INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except per share data, unless otherwise stated)
(Unaudited)
and Comprehensive Loss. Our equity method investments are required to be reviewed for impairment when it is determined there may be an other-than-temporary loss in value. We have not recorded any impairment losses related to our equity method investments during the period ended June 30, 2023.

Stock-Based Compensation

We measure and recognize all stock-based compensation expense based on estimated fair values for all stock-based awards made to employees and non-employees. Compensation cost is recognized over the requisite service period for each separate tranche, as though each tranche of the award is, in substance, a separate award. The expense calculation includes estimated forfeiture rates, which have been developed based upon historical experience.

The fair values for stock options are calculated using the Black-Scholes option pricing model using the following inputs:

Expected term - The simplified method is used to calculate the expected term.

Expected volatility - We determine the expected stock price volatility based on the historical volatilities of guideline companies from comparable industries.

Expected dividend yield - We do not use a dividend rate due to the fact that we have never declared or paid cash dividends on the Company’s common stock and we do not anticipate doing so in the foreseeable future.

Risk-free interest rate - We base our interest rate on a treasury instrument for which the term is commensurate with the maximum expected life of the stock options.

The fair values for restricted stock units ("RSUs") with service-based vesting conditions are calculated based upon our closing stock price on the date of the grant.

Foreign Currencies
The financial position and results of operations of certain of our foreign subsidiaries are measured using the local currency as the functional currency. Revenues and expenses of these subsidiaries have been translated into U.S. dollars at average exchange rates prevailing during the period. Assets and liabilities of these subsidiaries have been translated at the exchange rates as of the balance sheet date. Translation gains and losses are recorded in accumulated other comprehensive loss.
Aggregate foreign currency gains and losses, such as those resulting from the settlement of receivables or payables, foreign currency contracts and short-term intercompany advances in a currency other than the relevant subsidiary’s functional currency, are recorded currently in the Condensed Consolidated Statements of Operations and Comprehensive Loss (included in other income, net) and resulted in gains of $2.0 million and $0.5 million during the six-month periods ended June 30, 2023 and 2022, respectively.
Leases
We determines if a contract is a lease or contains a lease at inception. On the lease commencement date, we recognize a right-of-use (“ROU”) asset and lease liability related to operating type leases. The cost of ROU assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Operating lease liabilities are recorded based on the present value of the future lease fixed payments. In determining the present value of future lease payments, we use our incremental borrowing rate applicable to the economic environment and the duration of

SATELLOGIC INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except per share data, unless otherwise stated)
(Unaudited)
the lease based on the information available at the commencement date as the majority of leases do not provide an implicit rate. For real estate and equipment contracts, we generally account for the lease and non-lease components as a single lease component. In assessing the lease term, we include options to renew only when we are reasonably certain that such option(s) will be exercised; a determination which is at our sole discretion. Variable lease payments are recognized as expenses in the period incurred. For leases with an initial term of 12 months or less, we have elected to not record an ROU asset and lease liability. We record lease expense on a straight-line basis over the shorter of the lease term and estimated useful lives of the assets, beginning on the commencement date.
We remeasure and reallocate the consideration in a lease when there is a modification of the lease that is not accounted for as a separate contract. The lease liability is remeasured when there is a change in the lease term or in the assessment of whether we will exercise a lease option. We assess ROU assets for impairment in accordance with our long-lived asset impairment policy.

We account for lease agreements with contractually required lease and non-lease components on a combined basis. Lease payments made for cancellable leases, variable amounts that are not based on an observable index and lease agreements with an original duration of less than 12 months are recorded directly to lease expense.

For the periods presented, the Company does not have any financing type leases.

For the six months ended June 30, 2023 and 2022, lease expense was $1.3 million and $0.9 million, respectively. Lease obligations and right of use assets increased as of June 30, 2023 compared to December 31, 2022 due primarily to inflation adjustments to lease payments in certain facility leases, which were accounted for as lease modifications in the six months ended June 30, 2023.
Accounts Receivable and Allowance for Doubtful Accounts
Trade accounts receivable are stated at the amount owed by the customer, net of allowances for estimated doubtful accounts, discounts, returns and rebates. We measure the allowance for doubtful accounts based on the estimated loss.
In calculating an allowance for doubtful accounts, we use our historical experience, external indicators and an aging method. We assess impairment of trade accounts receivable on a collective basis as they possess shared credit risk characteristics, which have been grouped based on customer industry type. The Company also considers account size in its groupings and the days past due in its analysis.
Accounts are written off against the allowance account when they are determined to be no longer collectible. The following table shows the activity in the allowance for doubtful accounts for the six months ended June 30, 2023 and 2022:

	Six Months Ended June 30,
	2023	2022
Allowance for doubtful accounts as of beginning of period	$3,237	$1,794
Provision	63	1,456
Allowance for doubtful accounts as of end of period	$3,300	$3,250
Cash, Cash Equivalents and Restricted Cash
Cash and cash equivalents include deposits in banks and short-term (original maturities of three months or less at the time of purchase), highly liquid investments that are readily convertible to known amounts of cash with a maturity of three months or less at the time of purchase.

SATELLOGIC INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except per share data, unless otherwise stated)
(Unaudited)

Restricted cash, including amounts in Other non-current assets, represents amounts pledged as guarantees for sales and lease agreements as contractually required.

	June 30, 2023	December 31, 2022
Cash and cash equivalents	$41,978	$76,528
Restricted cash	—	126
Restricted cash included in Other non-current assets	1,148	1,138
Total cash, cash equivalents and restricted cash	$43,126	$77,792

Cash Flow Information

	Six Months Ended June 30,
	2023	2022
Cash paid during the period for:
Income tax, net of refunds	$174	$415
Interest	$3	$2,390

3. Accounting Standards Updates (“ASU”)
Accounting Standard Recently Adopted
In June 2016, the FASB issued ASU No. 2016-13, Credit Losses - Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 requires entities to use a forward-looking approach based on current expected credit losses to estimate credit losses on certain types of financial instruments, including trade receivables, resulting in an earlier recognition of losses than under the current incurred loss approach, which requires waiting to recognize a loss until it is probable of being incurred. We adopted this guidance as of January 1, 2023. The impact of adopting this new guidance was not material to the consolidated financial statements.
4. Reverse Recapitalization
On January 25, 2022 and pursuant to the Merger Agreement, the merger between the Company and CF V (the “Merger”) was accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, CF V was treated as the “acquired” company and Satellogic was treated as the acquirer for financial reporting purposes. Accordingly, for accounting purposes, the reverse recapitalization was treated as the equivalent of the Company issuing stock for the net assets of CF V, accompanied by a recapitalization. The net assets of CF V were stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Merger represent those of the Company.
The transaction resulted in net cash proceeds of $168 million, after transaction expenses and debt repayment, through the contribution of cash held in CF V’s trust account, net of redemptions by CF V’s public stockholders, and a concurrent private placement offering led by SoftBank’s SBLA Advisers Corp. and Cantor Fitzgerald & Co. (“CF&Co.”), among other institutional investors, and the Liberty Investment, as defined and described further below.

SATELLOGIC INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except per share data, unless otherwise stated)
(Unaudited)
On the Closing Date, the Company consummated the Merger contemplated by the Merger Agreement, including the following:
Private Placement (“PIPE”) Investment
Pursuant to the relevant subscription agreement, the Company issued 5,816,770 Class A ordinary shares and a non-redeemable warrant (“PIPE Warrant”) to purchase 2,500,000 Class A ordinary shares to a PIPE investor at an exercise price of $20.00 per share, for an aggregate purchase price of $58.2 million.
Forward Purchase Agreement
In July 2021, CFAC Holdings V, LLC (the “Sponsor”), CF V, and Satellogic entered into the Amended and Restated Forward Purchase Agreement (“FPA”), pursuant to which Satellogic issued to the Sponsor 1,250,000 Class A ordinary shares, and warrants to purchase an additional 333,333 Class A ordinary shares at an exercise price of $11.50 per share (“Forward Purchase Warrant”), for an aggregate purchase price of $10 million.
Cantor Loan
Satellogic and Cantor Fitzgerald Securities (“CF Securities”) entered into a Secured Promissory Note, dated December 23, 2021 (the “Promissory Note”), pursuant to which CF Securities agreed to loan $7.5 million to Satellogic (the “Cantor Loan”). On January 18, 2022, CF Securities, Satellogic and Nettar entered into the Promissory Note Waiver Letter (the “Promissory Note Waiver Letter”) pursuant to which Satellogic and CF Securities agreed that the Company would repay the Cantor Loan, including all principal and interest by the issuance of 788,021 Class A ordinary shares. Such repayment occurred on the Closing Date.

Redeemable Series X Preferred Stock
Per the transaction, the 2,033,230 outstanding shares of redeemable Series X preferred stock and accrued dividends in the combined amount of $21.4 million were converted to 2,140,340 shares of Class A common stock.
Liberty Investment
On January 18, 2022, Satellogic and CF V entered into the Liberty Subscription Agreement with an investor (the “Liberty Investor”). Satellogic agreed to issue and sell to the Liberty Investor (i) 20,000,000 shares of Class A ordinary shares, (ii) a warrant to purchase up to 5,000,000 of Satellogic’s Class A ordinary shares at an exercise price of $10.00 per share (the “$10.00 Liberty Warrant”), and (iii) a warrant to purchase up to 15,000,000 of Satellogic’s Class A ordinary shares at an exercise price of $15.00 per share (the “$15.00 Liberty Warrant,” and together with the $10.00 Liberty Warrant, the “Liberty Warrants”), in a private placement for an aggregate purchase price of $150.0 million. The transaction closed on February 10, 2022 (the “Liberty Closing” and the transaction collectively, the “Liberty Investment”).

An advisory fee is payable by Satellogic in exchange for advisory services to be provided to Satellogic from time to time until a Cessation Event (as defined in the Liberty Subscription Agreement). The advisory fee includes a warrant to purchase 2,500,000 of Satellogic’s Class A ordinary shares at an exercise price of $10.00 per share (the “Liberty Advisory Fee Warrant”), which was issued at the Liberty Closing, and for so long as a Cessation Event has not occurred, $1.25 million to be paid in cash on the 18-month anniversary of the Liberty Closing and on the last day (or, if not a business day, the immediately following business day) of each of the following five successive three-month anniversaries of such 18-month anniversary (each, an “Advisory Fee Cash Payment” and together, the “Advisory Fee Cash Payments”), representing an aggregate of up to $7.5 million in Advisory Fee Cash Payments.

SATELLOGIC INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except per share data, unless otherwise stated)
(Unaudited)
The Liberty Advisory Fee Warrant became exercisable as of and from February 10, 2023, and will expire on the fifth anniversary of the Liberty Closing (i.e., February 10, 2027). The Liberty Advisory Fee Warrant is subject to substantially the same terms as the Liberty Warrants.
Transaction Fees

On January 18, 2022, CF V, the Company and CF&Co. entered into the CF Fee Letter, pursuant to which they agreed to pay cash of $5.0 million and issue an aggregate of 2,058,229 of Satellogic’s Class A ordinary shares in payment of certain Merger-related transaction fees. Such payments were made on the Closing Date.

Company Stockholders
In connection with the Merger Transaction:
•the ordinary shares and preferred shares of Nettar that were issued and outstanding immediately prior to the Merger were automatically cancelled and ceased to exist in exchange for Satellogic’s Class A ordinary shares, as determined in accordance with the Merger Agreement;
•all Convertible Notes of Nettar converted into Nettar Preferred Shares which were exchanged for shares of Satellogic’s Class A ordinary shares as determined in the Merger Agreement;
•all options to purchase ordinary shares of Nettar were assumed by the Company and became options to purchase Satellogic’s Class A ordinary shares as determined in accordance with the Merger Agreement;
•the Columbia Warrant (as defined below) outstanding immediately prior to the Merger became exercisable for that number of Satellogic’s Class A ordinary shares as determined in accordance with the Merger Agreement.
The following table illustrates the shares issued to our stockholders after giving effect to the 3.3028 Exchange Ratio in accordance with the transactions contemplated by the Merger Agreement as of the Closing Date and the issuance of shares pursuant to the transactions described above:

Company stockholders	Shares
Class A stockholders immediately prior to merger	17,215,336
Series A preferred stockholders	7,968,316
Series B preferred stockholders	4,597,928
Series B-1 preferred stockholders	2,171,399
2018 convertible noteholders	5,581,416
2019 convertible noteholders	7,846,333
2020 convertible noteholders	4,553,205
Redeemable Series X preferred stockholders	2,140,340
Liberty investors	20,000,000
PIPE investors	5,816,770
Shares issued for Cantor loan repayment	788,021
Shares issued to Sponsor under Forward Purchase Securities Agreement	1,250,000
Issuance of shares for transaction fees	2,058,229
CF V shares	6,837,354
88,824,647

SATELLOGIC INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except per share data, unless otherwise stated)
(Unaudited)
5. Revenue from Contracts with Customers
During the six months ended June 30, 2023 and 2022, the Company recognized revenue of $3.2 million and $2.4 million as described below:

	Six Months Ended June 30,
	2023	2022
Revenue by timing
Over time	$823	$1,524
Point-in time	2,361	864
Total revenue	$3,184	$2,388

Information about the Company’s revenue by geography is as follows:

	Six Months Ended June 30,
	2023	2022
Revenue by geography (1)
Asia Pacific	$269	$1,525
Europe	993	—
North America	1,879	521
South America	43	342
Total revenue	$3,184	$2,388
(1)Revenue by geography is based on the geographical location of the customer.
Contract liabilities and Remaining Performance Obligations
Our contract liabilities consist of payments received from customers, or such consideration contractually due, in advance of providing the relevant satellite imagery or related service. Amounts included in Contract liabilities are as follows:

	June 30,	December 31,
	2023	2022
Non-current	$1,000	$1,000
Current	2,300	1,941
Total	$3,300	$2,941
During the six months ended June 30, 2023, we recognized revenue of $0.1 million that was included as a Contract liability as of December 31, 2022. During the six months ended June 30, 2022, we recognized revenue of $0.5 million that was included as a Contract liability as of December 31, 2021.
A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The following table represents the total transaction price for the remaining performance obligations as of June 30, 2023 related to non-cancellable contracts longer than 12-months in duration that is expected to be recognized over future periods.

	Within 1 Year	Years 1-2	Years 2-3	Thereafter
Remaining performance obligations	$4,714	$11,889	$3,000	$—

SATELLOGIC INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except per share data, unless otherwise stated)
(Unaudited)

6. Warrant Liabilities

	Liberty Warrants and Liberty Advisory Fee Warrant	PIPE Warrant	$8.63 Warrants	Total Warrants
As of December 31, 2022	$6,191	$311	$1,833	$8,335
Warrants issued	$—	$—	$—	$—
Change in fair value of financial instruments	(3,852)	(202)	(677)	(4,731)
As of June 30, 2023	$2,339	$109	$1,156	$3,604

Liberty Warrants and Liberty Advisory Fee Warrant

The Liberty Warrants and the Liberty Advisory Fee Warrant were initially recognized as a liability with a fair value of $30.9 million. The Liberty Warrants and the Liberty Advisory Fee Warrant remain unexercised and were remeasured to fair value of $2.3 million as of June 30, 2023.

PIPE Warrant

The PIPE Warrant was initially recognized as a liability with a fair value of $1.3 million. The PIPE Warrant remains unexercised and was remeasured to fair value of $0.1 million as of June 30, 2023.

$8.63 Warrants

In connection with the Merger, we entered into an Assignment, Assumption and Amendment Agreement (the “Amended Warrant Agreement”), dated January 25, 2022 with the Sponsor and CF V that amends the Warrant Agreement (the “Existing Warrant Agreement”), dated January 28, 2021.

Pursuant to the Existing Warrant Agreement we issued Public Warrants to purchase 8,333,333 Class A ordinary shares and 200,000 Private Placement Warrants. Additionally, we agreed to issue the Forward Purchase Warrant to purchase 333,333 Class A ordinary shares pursuant to the Amended and Restated Forward Purchase Agreement (together, with the Public Warrants and the Private Placement Warrants, the “$8.63 Warrants”).

All of the $8.63 Warrants are governed by the Existing Warrant Agreement. The $8.63 Warrants became exercisable 30 days after the Closing Date, or February 25, 2022, and will expire five years after the Closing Date (January 25, 2027), or earlier upon redemption or liquidation.

The $8.63 Warrants were initially recognized as a liability with a fair value of $4.9 million. On April 1, 2022, we determined pursuant to a warrant agreement executed by CF V on January 28, 2021, as modified and assumed by an assignment and assumption agreement executed on January 25, 2022, that the warrant price with respect to the warrants issued and outstanding was adjusted from $11.50 to $8.63 and the redemption price was adjusted from $18.00 to $13.50.

Public Warrants to purchase 613,111 shares of Class A ordinary shares were exercised during the six months ended June 30, 2022.

SATELLOGIC INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except per share data, unless otherwise stated)
(Unaudited)
7. Earnout Liabilities

Sponsor Earnout
As of December 31, 2022	$1,353
Change in fair value of financial instruments	(849)
As of June 30, 2023	$504

Sponsor Earnout

Pursuant to that certain Sponsor Support Agreement, dated as of July 5, 2021, by and among us, the Sponsor and Nettar, the Sponsor has agreed that during the period between the Closing and the five-year anniversary of the Closing, the Sponsor shall not sell, transfer or otherwise dispose of Class A ordinary shares equal to 1,869,000 less 30% of Forfeiture Escrow Shares retired and cancelled (“Sponsor Earnout”). The Sponsor Earnout is subject to potential forfeiture to us for no consideration until the occurrence of each tranche’s respective earnout triggering event. The earnout triggering events related to achieving a closing price at or above $12.50, $15.00 and $20.00 per share, respectively, for any 10 trading days over a 20 trading day period were not satisfied during the six months ended June 30, 2023. As a result, the 1,775,962 Class A ordinary shares were not vested and are subject to transfer restrictions and contingent forfeiture provisions.

The estimated fair value of the Sponsor Earnout liability is based on a Monte Carlo simulation valuation model using a distribution of potential outcomes on a semi-annual basis over the earnout period, using the most reliable information available. Assumptions used in the valuation are as follows:

	June 30, 2023	December 31, 2022
Expected term (in years)	3.57	4.07
Dividend yield (%)	—%	—%
Expected volatility	56.7%	50.4%
Risk-free interest rate	4.4%	4.1%
Expected number of shares	1,775,962	1,775,962

Forfeiture Earnout

In connection with the closing of the Merger (the “Closing”), we delivered 310,127 shares of our Class A ordinary shares to an escrow account (“Forfeiture Escrow Shares”). The Forfeiture Escrow Shares were held in escrow for a 30-day adjustment period subsequent to the Closing Date, subject to forfeiture, depending on the VWAP. If the VWAP during the adjustment period was $10.00 or more, all Forfeiture Escrow Shares would be released. For the five-year period following the adjustment period, if the closing price of the shares on the principal exchange or securities market on which such securities are listed or quoted is at or above $15.00 for 10 out of 20 trading days, which do not have to be consecutive, the stockholders will have the right to receive their respective portions of shares back.

The shares were forfeited because the VWAP was below $10.00. The Forfeiture Earnout was initially recognized as a liability with a fair value of $6.1 million. The liability was remeasured to a fair value of $1.0 million at the end of the adjustment period and reclassified as an equity instrument.

SATELLOGIC INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except per share data, unless otherwise stated)
(Unaudited)
8. Property and Equipment
Property and equipment, net consists of the following:

	Estimated Useful Life (in years)	June 30, 2023	December 31, 2022
Satellites and other equipment	3-5	$68,309	$54,370
Satellites under construction	Not applicable	13,911	22,194
Leasehold improvements	5-10	7,325	6,433
Other property and equipment	3-10	4,258	4,146
Total property and equipment		93,803	87,143
Less: Accumulated depreciation		(48,040)	(39,162)
Property and equipment, net		$45,763	$47,981

Information related to the Company’s property and equipment and operating lease ROU assets by geography is as follows:

	June 30, 2023	December 31, 2022
Uruguay	$41,601	$43,134
Argentina	1,082	1,346
Spain	881	729
Netherlands	11,330	9,471
Other countries	779	1,472
Total (1) (2) (3)	$55,673	$56,152
(1)Non-current assets include property and equipment, net and operating lease right-of-use assets.
(2)Presentation in the table is based on the geographic location of the entity that holds the assets.
(3)We do not have any non-current assets in the country of incorporation of the holding company.
9. Additional Financial Statement Information

Prepaid Expenses and Other Current Assets

	June 30,	December 31,
	2023	2022
Prepaid expenses and other current assets
Prepaid expenses	$3,404	$1,767
Advances to suppliers	305	588
Other current assets	329	843
Total	$4,038	$3,198

SATELLOGIC INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except per share data, unless otherwise stated)
(Unaudited)
Accrued Expenses and Other Liabilities

	June 30,	December 31,
	2023	2022
Accrued expenses and other liabilities
Provisions	68	71
Payroll and benefits payable	3,429	3,289
Other taxes payable	3,337	3,128
Other	446	451
Total	$7,280	$6,939

Total current	$6,766	$6,417
Total non-current	$514	$522

Finance Costs, net

	Six Months Ended June 30,
	2023	2022
Finance income (expense), net
Interest expense	$(3)	$(1,588)
Redeemable Series X preferred stock dividends	—	(97)
Other finance costs	(65)	(70)
Interest income	1,150	149
Total	$1,082	$(1,606)
10. Income Tax
The Company is incorporated in the BVI. The BVI does not impose corporate income taxes. Our operations are conducted through various subsidiaries in a number of countries throughout the world with significant operations in Uruguay, where we operate in a free trade zone. Consequently, income tax has been provided based on the laws and rates in effect in the countries in which operations are conducted or in which our subsidiaries are considered resident for corporate income tax purposes, including Argentina, China, Israel, the Netherlands, Spain, Uruguay, and the United States.

The components of income tax expense were as follows:

	Six Months Ended June 30,
	2023	2022
Loss before income tax	$(27,727)	$(5,978)
Provision for income tax	$2,124	$2,143
Effective tax rate	(7.7%)	(35.9%)
Our effective tax rate for the six months ended June 30, 2023 differs from the BVI statutory rate of 0%. We maintain the exception under ASC 740-270-30-36(b), Accounting for Income Taxes, for jurisdictions that do not have reliable estimates of income. We have used a year-to-date methodology to determine the effective tax rate for the six months ended June 30, 2023 and 2022.

SATELLOGIC INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except per share data, unless otherwise stated)
(Unaudited)
The Company recognizes uncertain income tax positions when it is not more-likely-than-not a tax position will be sustained upon examination. As of June 30, 2023, the Company has recognized uncertain tax positions related to positions taken in Argentina and Spain. If necessary, the Company accrues interest and penalties related to uncertain tax positions as a component of the income tax provision.

A reconciliation of the beginning and ending amounts of our gross unrecognized tax benefits is as follows:

Six Months Ended June
2023
Balance at January 1, 2023	$3,889
Increases (decreases) in tax positions related to prior periods	(1,150)
Balance at June 30, 2023	$2,739

The Company believes that it is reasonably possible that a decrease of up to $0.2 million in unrecognized tax benefits related to foreign exposures may be necessary within the coming year.
11. Stockholders’ Equity
Reverse Recapitalization
The Condensed Consolidated Statements of Redeemable Preferred Stock and Stockholders’ Equity reflect the Merger and reverse recapitalization as of January 2022 as discussed in Note 4 (Reverse Recapitalization). Since it was determined that Satellogic Inc. was the accounting acquirer in the reverse recapitalization, all periods prior to the consummation of the Merger reflect the balances and activity of Satellogic Inc. (other than shares which were retroactively restated in connection with the Merger).

Preferred Stock

Prior to the Merger, the Company’s authorized and issued preferred stock consisted of the following:

	Authorized Shares (prior to Merger)	Issued and Outstanding Shares (as of December 31, 2021)
Series A preferred stock	4,723,330	2,547,330
Series B preferred stock	3,117,915	1,392,131
Series B-1 preferred stock	899,153	672,524
Total preferred stock	8,740,398	4,611,985

In connection with the Merger, all shares of preferred stock were converted to shares of Class A ordinary shares.

Preferred Stockholder Transaction
In March 2021, we signed an Exchange Agreement (the “Exchange Agreement”) in conjunction with a Loan and Security Agreement and warrant with Columbia River Investment Limited, a holder of preferred stock and

SATELLOGIC INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except per share data, unless otherwise stated)
(Unaudited)
convertible notes (the “Investor”), requiring the Investor to sell back to us all its outstanding shares and Notes debt (as part of the sale of such notes to Nettar Group Inc.

The Columbia Warrant was initially recognized as a liability. The fair value of the Columbia Warrant was reclassified to additional paid-in capital in connection with the Merger.

Common Stock
We are authorized to issue unlimited Class A ordinary shares with a par value of $0.0001 per share. Holders of Class A ordinary shares are entitled to one vote for each share. As of June 30, 2023, there were 76,078,888 shares of Class A common stock issued and outstanding.
In addition, we are authorized to issue unlimited shares of Class B ordinary shares with a par value of $0.0001 per share. Holders of Class B ordinary shares are entitled to 1.472467906 votes per share. Satellogic’s founder and Chief Executive Officer owns 13,582,642 Class B ordinary shares, representing 100% of the voting power of the Class B ordinary shares and 20.8% of the voting power of Satellogic’s common stock.

Holders of Class B ordinary shares have a number of votes per share equal to the number of votes controlled by the Liberty Investor. Class B ordinary shares will automatically convert to Class A ordinary shares at the five-year anniversary of the Closing Date unless otherwise converted, generally at the holder’s option.

Treasury Stock

On February 14, 2022, our board of directors approved an initial $5 million share repurchase program. Repurchases under the program may be made in the open market, in privately negotiated transactions or otherwise, with the timing of repurchases depending on market conditions.

We repurchased 516,123 Class A ordinary shares for $2.7 million during the six months ended June 30, 2022. The Company did not repurchase any shares during the six months ended June 30, 2023.

Hannover Holdings Transaction
We repurchased 51,700 Class A ordinary shares, 134,735 shares of Series A preferred stock, and 15,082 shares of Series B-1 preferred stock from Hannover Holdings S.A. prior to the consummation of the Merger for an aggregate of $5.9 million (the “Hannover Holdings Transaction”).

12. Stock-based Compensation
Our employees, including senior executives, receive incentives in the form of stock options and RSUs, whereby employees render services as consideration for equity instruments (equity-settled transactions).

On the Closing Date, we established the 2021 Incentive Compensation Plan (the “2021 Plan”) under which RSUs were issued. The 2021 Plan provides for grant of options, stock appreciation rights, restricted stock awards, RSUs, shares granted as a bonus or in lieu of another award, dividend equivalents, or other stock-based awards or performance awards at the discretion of a board-elected committee. We also maintain our 2015 Share Plan as amended (the “2015 Plan”) under which stock-based awards were issued or modified. The options were typically granted for a four-year vesting term and have a maximum term of 10 years. As of December 31, 2022, no further awards have or shall be granted under the 2015 Share Plan. There were no options granted during the six months ended June 30, 2023 or 2022. the direct allocation as well as the sale of shares and the granting of

SATELLOGIC INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except per share data, unless otherwise stated)
(Unaudited)
options for the purchase of shares, at the discretion of the Company’s board of directors, to certain employees, advisors and/or independent directors.
A summary of stock option activity for the six months ended June 30, 2023 was as follows:

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (years)	Intrinsic Value (in thousands)
Balance as of December 31, 2022	6,067,313	$1.83	2.07
Forfeited	(277,807)	3.64
Exercised	(105,681)	1.14
Expired	(160,553)	2.34
Outstanding at June 30, 2023	5,523,272	$1.70	1.87	$4,639
Exercisable at June 30, 2023	4,487,977	$1.32	1.77	$4,215
As further detailed in Note 4 (Reverse Recapitalization), all options to purchase the predecessor ordinary shares were assumed by Satellogic Inc., the new listed company, and became options to purchase Class A ordinary shares of Satellogic Inc., as determined in accordance with the Merger Agreement. There were no other material cancellations or modifications to the granted awards for the six months ended June 30, 2023 and 2022. Exercises are net of 34,000 options that are reflected as forfeitures, which were forfeited for payment of payroll taxes.

A summary of RSU activity for the six months ended June 30, 2023 is as follows:

	Number of RSUs	Intrinsic value (in thousands)
Outstanding unvested RSUs at December 31, 2022	1,459,280
Granted during the year	299,577
Forfeited during the year	(331,472)
Vested during the year	(366,553)
Outstanding unvested RSUs at June 30, 2023	1,060,832	$2,079

The weighted-average grant-date price of RSUs at June 30, 2023 was $3.56. The number of shares vested is net of and total forfeitures includes 60,416 RSUs forfeited for payment of withholding taxes. There were 6,141 RSUs that vested in 2023 but were not yet issued as ordinary shares as of June 30, 2023.

As of June 30, 2023, unrecognized stock-based compensation cost related to outstanding options and RSUs that are expected to vest was $1.5 million and $2.5 million, respectively, which is expected to be recognized over a weighted-average period of 1.0 year and 1.75 years, respectively.

SATELLOGIC INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except per share data, unless otherwise stated)
(Unaudited)
Stock-based Compensation Expense

Total employee and non-employee stock-based compensation expense for the six months ended June 30, 2023 and 2022 was classified in the Condensed Consolidated Statements of Operations and Comprehensive Loss as follows:

	Six Months Ended June 30,
	2023	2022
General and administrative expenses	$1,830	$1,686
Research and development expenses	621	972
Other operating expenses	390	1,827
Total	$2,841	$4,485

13. Redeemable Preferred Stock
Reverse Recapitalization

The redeemable Series X preferred stock, par value of $0.00001, carried an annual 7% cumulative dividend, payable upon a liquidation, dissolution, winding up or, upon the election of the stockholders, upon redemption. Due to the contractual provisions of the redeemable Series X preferred stock, the Series X preferred stock was accounted for as mezzanine equity.

Upon the closing of the Merger (“Closing”), we cancelled and converted all 2,033,230 shares of issued and outstanding redeemable Series X preferred stock and preferred dividends amounting to $21.4 million into 2,140,340 shares of Satellogic Class A ordinary shares, based on the conversion price of $10.00 per share, at the time the Merger became effective.

As of June 30, 2023, there were no issued and outstanding shares of redeemable Series X preferred stock.

14. Net Loss Per Share
The weighted-average number of shares of common stock outstanding prior to the Merger have been retroactively adjusted by the Exchange Ratio of 3.3028 (“Exchange Ratio”) to give effect to the reverse recapitalization treatment of the Merger. Shares of common stock issued as a result of redeemable Series X preferred stock and the conversion of shares of preferred stock outstanding pre-Merger in connection with the Closing have been included in the basic net loss per share calculation on a prospective basis.
Diluted loss per share considers the impact of potentially dilutive securities. We identified financial instruments that qualify as potential common shares: (i) the share-based options awards described in Note 12 (Stock-based Compensation), (ii) the warrants described in Note 6 (Warrant Liabilities), and (iii) the earnout liabilities described in Note 7 (Earnout Liabilities). With the exception of the Columbia Warrant in 2022, each of these potential common shares are antidilutive for both periods since their conversion to common shares would decrease loss per share from continuing operations.

The Columbia Warrant was dilutive due to the change in fair value of financial instruments during the six months ended June 30, 2022.

SATELLOGIC INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US dollars, except per share data, unless otherwise stated)
(Unaudited)
Basic and diluted net loss per share attributable to common stockholders is calculated as follows:

	Six Months Ended June 30,
	2023	2022
Net loss attributable to common stockholders	$(29,851)	$(8,121)
Basic weighted-average common shares outstanding (1)	89,326,172	62,094,383
Basic net loss per share for the period attributable to common stockholders	$(0.33)	$(0.13)

Effect of dilutive securities:
Adjustment to numerator - Change in fair value of Columbia Warrant liability	$—	$(18,635)
Dilutive numerator	$(29,851)	$(26,756)
Columbia Warrant	—	1,410,657
Diluted weighted-average common shares outstanding	89,326,172	63,505,040
Diluted net loss per share for the period attributable to common stockholders	$(0.33)	$(0.42)
1 After applying the 3.3028 Exchange Ratio as described in Note 4 (Reverse Recapitalization).
15. Fair Value Measurements and Financial Instruments
The following tables provide the fair value measurement hierarchy of the Company’s assets and liabilities:

As of June 30, 2023	Fair value measurement using
Financial instruments	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
$8.63 Warrants liability	$1,156	$—	$—
PIPE Warrant liability	—	—	109
Liberty Warrants and Liberty Advisory Fee Warrant liability	—	—	2,339
Total Warrant Liabilities	$1,156	$—	$2,448
Sponsor Earnout Liability	$—	$—	$504

As of December 31, 2022	Fair value measurement using
Financial instruments	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
$8.63 Warrants liability	$1,833	$—	$—
PIPE Warrant liability	—	—	311
Liberty Warrants and Liberty Advisory Fee Warrant liability	—	—	6,191
Total Warrant Liabilities	$1,833	$—	$6,502
Sponsor Earnout Liability	$—	$—	$1,353
The following methods and assumptions were used to estimate the fair values:
•The carrying values of cash and cash equivalents, restricted cash, accounts receivable, prepaid expenses and other current assets, accounts payable, and accrued expenses and other liabilities are considered to approximate their fair values due to the short term nature of these items.
•The fair values of the PIPE Warrant, the Liberty Warrants and Liberty Advisory Fee Warrant have been estimated using the Black-Scholes model. Significant unobservable inputs include:
◦Time to expiry - 3.6 years
◦Volatility - 57%

SATELLOGIC INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US dollars, except per share data, unless otherwise stated)
(Unaudited)
◦Risk free rate of return: 4.4%
•The fair values of the Sponsor Earnout has been estimated using the Monte Carlo model. Significant unobservable inputs include:
◦Time to expiry - 3.6 years
◦Volatility - 57%
◦Risk free rate of return: 4.4%
•The fair values of the $8.63 Warrants were determined using quoted prices in the active warrant market. Significant unobservable inputs include:
◦Time to expiry - 3.6 years
◦Volatility - 52%
◦Risk free rate of return: 4.4%
•The carrying value of operating lease liabilities is calculated as the present value of lease payments, discounted at its incremental borrowing rate at the lease commencement date. We consider that the incremental borrowing rate remained unchanged, therefore the carrying amount of operating lease liabilities approximates their fair value.
•Changes in the fair value of Level 3 liabilities during the six months ended June 30, 2023 and 2022 were as follows:

	Liberty Warrants and Liberty Advisory Fee Warrant	PIPE Warrant	Columbia Warrant	Sponsor Earnout	Forfeiture Earnout	Cantor Loan
At January 1, 2022	$—	$—	$143,237	$—	$—	$7,522
Issues	30,853	1,312	—	8,022	6,135	—
Remeasurement (gain)/loss (1)	(15,476)	(360)	(18,635)	(4,911)	(5,130)	489
Write-off of deferred costs	—	—	203	—	—	—
Settlements (2)	—	—	(124,805)	—	(1,005)	(8,011)
At June 30, 2022	$15,377	$952	$—	$3,111	$—	$—

At January 1, 2023	$6,191	$311	$—	$1,353	$—	$—
Remeasurement (gain)/loss (1)	(3,852)	(202)	—	(849)	—	—
At June 30, 2023	$2,339	$109	$—	$504	$—	$—
(1)Recognized in the Condensed Consolidated Statements of Operations and Comprehensive Loss for the six months ended June 30, 2023 and 2022, respectively.
(2)These liabilities were settled in connection with the Merger. See Note 4 (Recapitalization Transaction).

There were no transfers between Level 1 and Level 2 during the six months ended June 30, 2023 or 2022.

SATELLOGIC INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US dollars, except per share data, unless otherwise stated)
(Unaudited)
16. Related Parties
We had convertible notes with certain related parties that were settled in connection with the Merger. See Note 4 (Reverse Recapitalization).

The following table provides the associated finance costs as follows:

	Six Months Ended June 30,
	2023	2022
Convertible notes from related parties
Interest expense on amounts owed to related parties	$—	$44

There are no sales or purchases transactions with entities which have significant influence over us or our key management personnel.

See description of transactions with CF&Co and Liberty Investment as part of the Merger Transaction described in Note 4 (Reverse Recapitalization).

We made purchases totaling $1.4 million from our equity method investee, OS, in the six months ended June 30, 2023 and there was $0.8 million owed to OS and included in accounts payable at June 30, 2023.
17. Commitments and Contingencies
Contingencies
We may be named from time to time as a party to lawsuits arising in the ordinary course of business related to our sales, marketing, and the provision of our services and equipment. Litigation and contingency accruals are based on our assessment, including advice of legal counsel, regarding the expected outcome of litigation or other dispute resolution proceedings. If we determine that an unfavorable outcome is probable and can be reasonably assessed, we establish the necessary accruals. As of June 30, 2023 and December 31, 2022, we are not aware of any contingent liabilities that should be reflected in the Condensed Consolidated Financial Statements.